News
Release

C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
February 21, 2023

Manulife Financial Corporation announces Dividend Rates on Non-cumulative Rate Reset Class 1 Shares Series 11 and Non-cumulative Floating Rate Class 1 Shares Series 12
TORONTO – Manulife Financial Corporation (“Manulife”) today announced the applicable dividend rates for its Non-cumulative Rate Reset Class 1 Shares Series 11 (the “Series 11 Preferred Shares”) (TSX:  MFC.PR.J) and Non-cumulative Floating Rate Class 1 Shares Series 12 (the “Series 12 Preferred Shares").
With respect to any Series 11 Preferred Shares that remain outstanding after March 19, 2023, holders thereof will be entitled to receive fixed rate non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors of Manulife and subject to the provisions of the Insurance Companies Act (Canada). The dividend rate for the five-year period commencing on March 20, 2023, and ending on March 19, 2028, will be 6.15900% per annum or $0.384938 per share per quarter, being equal to the sum of the five-year Government of Canada bond yield as at February 21, 2023, plus 2.61%, as determined in accordance with the terms of the Series 11 Preferred Shares.
With respect to any Series 12 Preferred Shares that may be issued on March 20, 2023 in connection with the conversion of the Series 11 Preferred Shares into the Series 12 Preferred Shares, holders thereof will be entitled to receive floating rate non-cumulative preferential cash dividends on a quarterly basis, calculated on the basis of the actual number of days elapsed in each quarterly floating rate period divided by 365, as and when declared by the Board of Directors of Manulife and subject to the provisions of the Insurance Companies Act (Canada). The dividend rate for the three-month period commencing on March 20, 2023, and ending on June 19, 2023, will be 1.80975% (7.18000% on an annualized basis) or $0.452438 per share, being equal to the sum of the three-month Government of Canada Treasury bill yield as at February 21, 2023, plus 2.61%, as determined in accordance with the terms of the Series 12 Preferred Shares.
Beneficial owners of Series 11 Preferred Shares who wish to exercise their right of conversion should instruct their broker or other nominee to exercise such right before 5:00 p.m. (Toronto time) on March 6, 2023. The news release announcing such conversion right was issued on January 31, 2023 and can be viewed on SEDAR or Manulife’s website. Conversion inquiries should be directed to Manulife’s Registrar and Transfer Agent, TSX Trust Company, at 1‑800‑783‑9495.
The Toronto Stock Exchange (“TSX”) has conditionally approved the listing of the Series 12 Preferred Shares effective upon conversion. Listing of the Series 12 Preferred Shares is subject to Manulife fulfilling all the listing requirements of the TSX and, upon approval, the Series 12 Preferred Shares will be listed on the TSX under the trading symbol “MFC.PR.S”.
The Series 11 Preferred Shares and the Series 12 Preferred Shares have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife

Manulife Financial Corporation is a leading international financial services provider, helping people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we provide financial advice and insurance, operating as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States. Through Manulife Investment Management, the global brand for our Global Wealth and Asset Management segment, we serve individuals, institutions, and retirement plan members worldwide. At the end of 2022, we had more than 40,000 employees, over 116,000 agents, and thousands of distribution partners, serving over 34 million customers. We trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

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Media Contact Cheryl Holmes Manulife 416-557-0945 cheryl_holmes@manulife.com	Investor Relations Hung Ko Manulife 416-806-9921 hung_ko@manulife.com